Exhibit 8.1

MDxHealth SA Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
MDxHealth Inc	Delaware
MDxHealth BV	The Netherlands
MDxHealth Servicelab BV	The Netherlands
MDxHealth Research BV	The Netherlands
Delta Laboratories LLC	Texas